Clement Street Brewpub, LLC

Financial Statements

December 31, 2017



Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CLEMENT STREET BREWPUB, LLC

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheet	2
Statement of Operations and Members' Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5



REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Clement Street Brewpub, LLC
San Francisco, California

We have reviewed the accompanying financial statements of Clement Street Brewpub, LLC (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and members' equity, and cash flows for the period from June 5, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

June 4, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CLEMENT STREET BREWPUB, LLC

Balance Sheet
December 31, 2017

Assets

Current assets:		
Cash	$	39,184
Prepaid expenses		9,800
Total current assets		48,984
Leasehold improvements		8,000
Security deposit		19,600
Total assets	$	76,584

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	2,641
Members' equity		73,943
Total liabilities and members' equity	$	76,584

See report of independent accountants and accompanying notes to financial statements.

CLEMENT STREET BREWPUB, LLC

Statement of Operations and Members' Equity
For the period from June 5, 2017 (inception) to December 31, 2017

Revenue	$	-
Operating expenses:		
General and administrative expenses		1,057
Net loss		(1,057)
Members' equity, beginning of period		-
Members' contributions		75,000
Members' equity, end of period	$	73,943

See report of independent accountants and accompanying notes to financial statements.

CLEMENT STREET BREWPUB, LLC

Statement of Cash Flows
For the period from June 5, 2017 (inception) to December 31, 2017

Cash flows from operating activities:		
Net loss	$	(1,057)
Adjustments to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(9,800)
Security deposit		(19,600)
Accounts payable		2,641
Net cash used in operating activities		(27,816)
Cash flows used in investing activities:		
Purchase of leasehold improvements		(8,000)
Cash flows provided by financing activities:		
Members' contributions		75,000
Net change in cash		39,184
Cash, beginning of period		-
Cash, end of period	$	39,184

See report of independent accountants and accompanying notes to financial statements.

CLEMENT STREET BREWPUB, LLC

Notes to Financial Statements

1.   Summary of Significant Accounting Policies:

Nature of Business: Clement Street Brewpub, LLC (the "Company") was founded on June 5, 2017 in the state of California with the intent of operating a restaurant and brewpub specializing in craft beer and modern pub style cuisine.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Leasehold Improvements: Leasehold improvements are recorded at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. The lease has not yet commenced and as such, no depreciation has been recorded on the leasehold improvement (see Note 2). Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.   Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements:

   Revenue Recognition: The FASB issued ASU 2014-09 Revenue from Contracts with Customers, which eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the reporting economic implications of the new standard.

   Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. On the statement of cash flows, the principal portion of the finance lease payments will be classified as a financing activity. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. On the statement of cash flows, all cash payments for operating leases will be classified as an operating activity. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through June 4, 2018, the date the financial statements were available to be issued, and has determined that no disclosures are necessary.

2. **Leases:**

   The Company leases a building under an operating lease agreement that expires in June 2028. The lease agreement contains annual rent escalations and is accounted for on a straight-line basis. The lease commences at the earlier of June 2018 or the date the business is opened. No rent expense was incurred during 2017.

2.   **Leases, Continued:**

As of December 31, 2017, future minimum rental commitments were as follows:

Year	Amount
2018	$ 58,800
2019	122,927
2020	126,615
2021	130,431
2020	134,344
Thereafter	868,993
	$ 1,442,110